Classmates Media Corporation
21301 Burbank Boulevard
Woodland Hills, California 91367
(818) 287-3600

December 12, 2007

VIA EDGAR AND OVERNIGHT COURIER
Mr. Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Classmates Media Corporation (the "Company")
  Registration Statement on Form S-1
  Filed on August 13, 2007
  File No. 333-145397

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company's Registration Statement on Form S-1, File No. 333-145397 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions. The Registration Statement has not been declared effective by the Securities and Exchange Commission and no sales of the Company's Class A common stock have been or will be made pursuant to the S-1 Registration Statement.

        If you have any questions, please call Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 or me.

Very truly yours,

Classmates Media Corporation

By:	/s/ FREDERIC A. RANDALL, JR.
	Name:	Frederic A. Randall, Jr.
	Title:	Executive Vice President, General Counsel and Secretary
cc:
Securities and Exchange Commission
Tracey McKoy
Terrence O'Brien

cc:
Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel

cc:
Wilson Sonsini Goodrich & Rosati
Steven V. Bernard